ReliaStar Life Insurance Company
and its
Separate Account N

ING ADVANTAGE CENTURY^{SM}

Supplement dated July 22, 2011 to the Contract Prospectus dated April 29, 2011,
as amended

_____

The following information amends certain information contained in your variable annuity Contract Prospectus. Please read it carefully and keep it with your current Contract Prospectus for future reference.

Important Information Regarding the ING Clarion Global Real Estate Portfolio

On July 1, 2011, ING Clarion Global Real Estate Securities LLC, subadviser to the ING Clarion Global Real Estate Portfolio was renamed CBRE Clarion Securities LLC.

Accordingly, the reference in your Contract Prospectus to ING Clarion Global Real Estate Securities LLC is replaced with CBRE Clarion Securities LLC.